Mail Stop 3561

October 17, 2007

J. Jeffrey Meder, Chief Executive Officer
Cost-U-Less, Inc.
3633 136th Place SE, Suite 110
Bellevue, WA 98006

> **Re: Cost-U-Less, Inc.**
> **Proxy Statement on Schedule 14A**
> **Filed September 19, 2007**
> **File No. 0-24543**

Dear Mr. Meder:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Representations and Warranties of the Company, page 35

1.   In the second paragraph of this section, you state that "you should not rely on the representations and warranties contained in the merger agreement as statements of factual information." Please revise to remove any potential implication that the

J. Jeffrey Meder
Cost-U-Less, Inc.
October 17, 2007
Page 2

> referenced merger agreement does not constitute public disclosure under the
> federal securities laws.

<u>Appendix B</u>

2.   We note your disclosure in the third paragraph on page B-2 that the "opinion
expressed herein is provided solely for the information of the Board of Directors
of Cost-U-Less in its evaluation of the proposed Purchase and may not be relied
upon by any third party or used for any other purpose." Because it is inconsistent
with the disclosures relating to the opinion, the limitation should be deleted.
Alternatively, please disclose the basis for Cascadia Capital's belief that
shareholders cannot rely upon the opinion to support any claims against Cascadia
Capital arising under applicable state law. Please describe any applicable state-
law authority regarding the availability of such a potential defense. In the absence
of applicable state-law authority, please disclose that the availability of such a
defense will be resolved by a court of competent jurisdiction. Also please
disclose that resolution of the question of the availability of such a defense will
have no effect on the rights and responsibilities of the board of directors under
applicable state law. Further please disclose that the availability of such a state-
law defense to Cascadia Capital would have no effect on the rights and
responsibilities of either Cascadia Capital or the board of directors under the
federal securities laws.

                       *   *   *   *   *   *

        As appropriate, please amend your filing and respond to these comments. You
may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and they have provided all information investors
require for an informed investment decision. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the
     filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Indira Lall, Staff Attorney, at (202) 551-3582, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Michael Hutchings, Esq.
        DLA Piper US LLP
        Via Facsimile